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Wyndham rejects Choice Hotels' $7.8 billion takeover bid

By Priyamvada C

October 17, 2023 1:10 PM EDT · Updated 5 days ago


WYNDHAM
RESORTS
JUNE 5, 2023
WH
LISTED
NYSE
NEW YORK STOCK EXCHANGE

[1/2] Geoffrey Ballotti, CEO of Wyndham Hotels & Resorts, Inc. rings the opening bell at the New York Stock Exchange (NYSE) in New York City, U.S., June 5, 2023. REUTERS/Brendan McDermid/File Photo Acquire Licensing Rights

Oct 17 (Reuters) - U.S. budget hotel operator Wyndham Hotels and Resorts (WH.N) on Tuesday rejected rival Choice Hotels' (CHH.N) $7.8 billion cash-and-stock acquisition offer, calling it "underwhelming" and citing regulatory risks around a possible combination.

With nearly 1.5 million rooms worldwide between the two hotel groups, the combined entity could attract regulatory scrutiny, analysts said.

Wyndham's shares jumped as much as 13% to $78.48, but were well below the $90 per share offer price, which was at a 30% premium to the stock's close on Monday.

Earlier on Tuesday, Choice Hotels went public with its offer to buy Wyndham after months-long private talks collapsed. A potential merger would have married Choice Hotels’ brands such as Econo Lodge, Quality Inn and Clarion with Wyndham’s Days Inn and Travelodge, offering in ation-hit customers a wide choice of affordable hotels. Choice said it rst approached Wyndham in April with an $80 per share offer, which it later bumped up to $85. Both companies were within a “negotiable range” on price a few weeks ago, the Rockville, Maryland-based company said on Tuesday. Unit growth has been challenging for Choice, which has nearly 7,500 hotels in 46 countries and territories, and it has turned to acquisitions to grow, UBS analysts have said. New Jersey-based Wyndham operates and franchises a hotel portfolio of 24 brands that are primarily located in secondary and tertiary cities, according to its annual ling. Reuters reported in May about a potential deal between the two companies. Choice’s offer is “highly conditional, and subject to signi cant business, regulatory and execution risk. Choice has been unwilling or unable to address our concerns,” Wyndham said on Tuesday, adding that the offer undervalued it. Some analysts said the size of the combined company would mean some divestment would be needed. “There are big questions that remain though with the largest being regulatory approval/antitrust given what would be a combined heavy concentration of Economy and Midscale rooms in the U.S.” said Truist analyst Patrick Scholes. Scholes added that during conversations on Tuesday, Choice Hotels was con dent in gaining regulatory approvals and believed that the combination would have been “pro-competitive.” Choice had offered $49.50 in cash and 0.324 shares of its common stock for each share of Wyndham. Including debt, the deal was valued at about $9.8 billion. As of Monday’s close, Choice had a total market capitalization of $6.29 billion, while Wyndham’s stood at $5.82 billion. Reporting by Priyamvada C, Shivansh Tiwary in Bengaluru, Doyinsola Oladipo in New York; Editing by Shinjini Ganguli Our Standards: The Thomson Reuters Trust Principles. Acquire Licensing Rights